Pricing Supplement No.18 Dated October 8, 1996, to Prospectus Dated December 4, 1995 as Supplemented by Prospectus Supplement Dated
May 10, 1996

ASSOCIATES CORPORATION OF NORTH AMERICA
MEDIUM TERM SENIOR NOTES, Series I

$10,000,000 principal amount of the Series I Notes, bearing interest at 6.68% per annum and maturing on October 11, 2001, are offered by the Company through Lehman Brothers, which, as agent for the Company, has agreed to use its best efforts to solicit purchasers of the Notes.

The Notes to which this Pricing Supplement relates will be Fixed Rate Notes and will be initially issued as Book Entry Notes for settlement on October 11, 1996.

Prior to this Pricing Supplement, $172,650,000 aggregate principal amount of the Series I Notes offered pursuant to the Prospectus Supplement dated May 10, 1996 to the Prospectus dated December 4, 1995 has been sold at the interest rates then in effect.

Recent Financial Information


The following summary of certain consolidated financial information of the Company has been derived principally from information and financial statements contained in the Company's Quarterly Report on Form 10-Q for the six months ended June 30, 1996 (in millions):

                                                   Six Months Ended
                                                    or at June 30
                                                    1995      1996

                                                      (Unaudited)

Revenue                                          $ 2,591.8     $ 2,966.5
Earnings Before Provision for
 Income Taxes                                    $   534.5     $   633.1
Net Earnings                                     $   338.7     $   399.3
Finance Receivables (net of
unearned finance income and
allowance for losses)                            $32,733.1     $38,151.8
Stockholders' Equity                             $ 4,146.4     $ 4,824.6


